Tidal Trust II

234 West Florida Street, Suite 700

Milwaukee, WI 53204

July 22, 2026

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission (the “Commission”)

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re: Tidal Trust II (the “Trust”)

File Nos. 333-264478, 811-23793

Request for Withdrawal of Post-Effective Amendment to the Trust’s Registration Statement on Form N-1A

Dear Madam or Sir:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust respectfully requests the withdrawal of Post-Effective Amendment No. 571 (the “Amendment”) to the Trust’s Registration Statement filed on Form N-1A, only with respect to one new series of the Trust, the Defiance Daily Target 2X Long SIVEF ETF (the “Fund”) (Series No. S000105973). The Amendment was filed with the Commission (Accession No. 0001999371-26-008122) on April 10, 2026, for the purpose of registering shares of the Fund, and also shares of certain other new series of the Trust (the “Other Series”). The Other Series thereafter became effective as new series of the Trust pursuant to Post-Effective Amendment 646 to the Trust’s Registration Statement filed on Form N-1A (Accession No. 0001999371-26-01331).

The Amendment with respect to the Fund was originally scheduled to become effective on June 24, 2026. However, the following additional Post-Effective Amendment (the “Delaying Amendment”) was filed designating a later date upon which the Amendment with respect to the Fund would have become effective:

•	Post-Effective Amendment No. 647 (filed on June 24, 2026, Accession No. 0001999371-26-013335)

As a result, pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust respectfully requests the withdrawal of the Delaying Amendment in respect of the Fund.

No securities were sold in connection with the Amendment or the Delaying Amendments in respect of the Fund.

If you have any questions or require further information, please contact David Mathews at (262) 240-4657 or dmathews@tidalfg.com.

Sincerely,

/s/ David Mathews

David Mathews

Senior Counsel II

Tidal Investments LLC, on behalf of Tidal Trust II